MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021

As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “Docebo”, “we”, “us” or “our” refer to Docebo Inc., together with our subsidiaries, on a consolidated basis as constituted on June 30, 2021.

This MD&A for the three and six months ended June 30, 2021 and 2020 should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and the accompanying notes for the three and six months ended June 30, 2021 and 2020, as well as with our audited annual consolidated financial statements along with the related notes thereto for the year ended December 31, 2020. The financial information presented in this MD&A is derived from the Company’s unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2021 and 2020 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are in thousands of United States dollars except where otherwise indicated.

This MD&A is dated as of August 11, 2021.

Forward-looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward-looking information may relate to our future financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, the impact of COVID-19 on our business, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information.

In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or, “will”, “occur” or “be achieved”, and similar words or the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

This forward-looking information includes, but is not limited to, statements regarding the Company’s business; future financial position and business strategy; the learning management industry; our growth rates and growth strategies; addressable markets for our solutions; the achievement of advances in and expansion of our platform; expectations regarding our revenue and the revenue generation potential of our platform and other products; our business plans and strategies; and our competitive position in our industry. This forward-looking information is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions include: our ability to build our market share and enter new markets and industry verticals; our ability to retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to execute on profitability initiatives; currency exchange and interest rates; the impact of competition; the effectiveness of mitigation strategies undertaken with respect to COVID-19, and the severity, duration and impacts of COVID-19 on the economy and our business, which is highly uncertain and cannot reasonably be predicted; our ability to respond to the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this MD&A, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to:
•the Company’s ability to execute its growth strategies;
•the impact of changing conditions in the global corporate e-learning market;
•increasing competition in the global corporate e-learning market in which the Company operates;
•fluctuations in currency exchange rates and volatility in financial markets;
•the extent of the impact of COVID-19 and measures taken to contain the virus on our results of operations and overall financial performance;
•changes in the attitudes, financial condition and demand of our target market;
•developments and changes in applicable laws and regulations; and
•such other factors discussed in greater detail under the “Risk Factors” section of our Annual Information Form dated March 10, 2021 (“AIF”), which is available under our profile on SEDAR at www.sedar.com.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in “Summary of Factors Affecting our Performance” and in the “Risk Factors” section of our AIF, should be considered carefully by prospective investors.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

Additional information relating to Docebo, including our Annual Information Form, can be found on SEDAR at www.sedar.com.

Overview

At Docebo, our mission is to redefine the way enterprises, including their internal and external workforces, partners and customers, learn by applying new technologies to the traditional corporate Learning Management System (“LMS”) market. Founded in 2005, we provide an easy-to-use, highly configurable and affordable learning platform with the end-to-end capabilities and critical functionality needed to train internal and external workforces, partners and customers. Our solution allows our customers to take control of their desired training strategies and retain institutional knowledge, while providing efficient course delivery, tracking of learning progress, advanced reporting tools and analytics. Our robust platform helps our customers centralize a broad range of learning materials from peer enterprises and learners into one LMS to expedite and enrich the learning process, increase productivity and grow teams uniformly.

Our platform is now used by almost 2,500 companies of all sizes, providing access to learners situated around the world in a variety of languages. Our clients range from select small local businesses, with a focus on mid-sized enterprises, to large multi-nationals, including service, financial, technology and resource-based companies and consulting firms. Our platform is sold primarily through a direct sales force with offices in Toronto, Canada, Athens, Georgia (USA), Biassono, Italy, London, United Kingdom, Paris, France and Frankfurt, Germany. We also have some relationships with resellers and other channel partners, such as human resource and payroll services providers.

Docebo offers a learning suite which currently includes: (i) “Docebo Learn LMS”, (ii) “Docebo Shape”, (iii) “Docebo Content”, and (iv) “Docebo Learning Impact”.

•Docebo Learn LMS is a cloud-based learning platform that allows you to deliver scalable and flexible personalized learning experiences, from formal training to social learning, to multiple internal, external and blended audiences.

•Docebo Shape is an AI-based learning content creation tool that enables you to turn internal and external resources into engaging, multilingual microlearning content to share across your business in minutes, without needing months to master the tool.

•Docebo Content allows customers to unlock the industry’s best-learning content and get high-quality, off-the-shelf learning content in front of your learners. Select the most impactful e-learning content by partnering with a Content specialist that helps you curate the right resources.

•Docebo Learning Impact is a learning measurement tool that enables you to prove and improve the impact of your training programs and validate your company’s investment in learning with optimized questionnaires, learning benchmarks and actionable next steps.

Additional modules can also be purchased with the LMS and the Suite including: “Docebo for Salesforce”, “Docebo Embed (OEM)”, “Docebo Mobile App Publisher”, “Docebo Extended Enterprise”, and “Docebo Discover, Coach & Share”. Docebo for Salesforce is a native integration that leverages Salesforce’s API and technology architecture to produce a learning experience that remains uniform no matter the use-case. Docebo Embed (OEM) eliminates disjointed learner experiences, long development cycles and ineffective partner models by allowing original equipment manufacturers (“OEMs”) to embed and re-sell Docebo as a part of their software, including HCM, risk management and retail/hospitality SaaS product suites. Docebo’s Mobile App Publisher product allows companies to create their own branded version of the award-winning “Docebo Go.Learn” mobile learning application and publish it as their own in Apple’s App Store, the Google Play Store or in their own Apple Store for Enterprise. Docebo Extended Enterprise breeds customer education, partner enablement, and retention by allowing customers to train multiple external audiences with a single LMS solution. Lastly, with Docebo Discover, Coach & Share, customers can go beyond the limits of formal training by bringing social learning into their LMS to create a culture of social learning.

We generate revenue primarily from the sale of our platform, which is typically sold on the basis of an annual subscription fee and prepaid on a quarterly or annual basis. We offer our customers the flexibility to choose annual or multi-year contract terms, with the majority of our enterprise customers choosing three years. This results in a relatively smooth revenue curve with good visibility into near-term revenue growth. We typically enter into subscription agreements with our customers, with pricing based on the number of active users in a measured time period, generally one month, and the number of modules requested by the customer. Our goal is to continue to grow revenues arising from our existing customer base as well as adding new subscription customers to our platform. Our business does not have significant seasonal attributes, although historically the sales in the fourth quarter have tended to be slightly stronger than the first three. The Company operates on a global basis and for this reason has decided to report its consolidated financial results in U.S. dollars notwithstanding that the Company’s functional currency is the Canadian dollar. The Company does not currently hedge its exposure to fluctuations in Canadian dollar or other European currency denominated revenues and expenses.

The Company’s shares are listed under the symbol “DCBO” on both the Toronto Stock Exchange, as of October 8, 2019, following the completion of its public offering in Canada (the “TSX IPO”) and the Nasdaq Global Select

Market (the “Nasdaq”), as of December 3, 2020, following the completion of its initial public offering in the United States (the “Nasdaq IPO” and together with the TSX IPO, the “IPOs”).

Non-IFRS Measures and Reconciliation of Non-IFRS Measures

This MD&A makes reference to certain non-IFRS measures including key performance indicators used by management and typically used by our competitors in the software-as-a-service (“SaaS”) industry. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore not necessarily comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and SaaS metrics are used to provide investors with supplemental measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures, including SaaS industry metrics, in the evaluation of companies in the SaaS industry. Management also uses non-IFRS measures and SaaS industry metrics in order to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. The non-IFRS measures and SaaS industry metrics referred to in this MD&A include “Annual Recurring Revenue ”, “Adjusted EBITDA” and “Free Cash Flow”.

Key Performance Indicators

We recognize subscription revenues ratably over the term of the subscription period under the provisions of our agreements with customers. The terms of our agreements, combined with high customer retention rates, provides us with a significant degree of visibility into our near-term revenues. Management uses a number of metrics, including the ones identified below, to measure the Company’s performance and customer trends, which are used to prepare financial plans and shape future strategy. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

Annual Recurring Revenue. We define Annual Recurring Revenue as the annualized equivalent value of the subscription revenue of all existing contracts (including OEM contracts) as at the date being measured, excluding non-recurring implementation, support and maintenance fees. Our customers generally enter into one to three year contracts which are non-cancellable or cancellable with penalty. Accordingly, our calculation of Annual Recurring Revenue assumes that customers will renew the contractual commitments on a periodic basis as those commitments come up for renewal. Subscription agreements may be subject to price increases upon renewal reflecting both inflationary increases and the additional value provided by our solutions. In addition to the expected increase in subscription revenue from price increases over time, existing customers may subscribe for additional features, learners or services during the term. We believe that this measure provides a fair real-time measure of performance in a subscription-based environment. Annual Recurring Revenue provides us with visibility for consistent and predictable growth to our cash flows. Our strong total revenue growth coupled with increasing Annual Recurring Revenue indicates the continued strength in the expansion of our business and will continue to be our focus on a go-forward basis.

Annual Recurring Revenue was as follows as at June 30:

	2021	2020	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	93.4	57.0	36.4	64%

Adjusted EBITDA

Adjusted EBITDA is defined as net (loss) income excluding taxes (if applicable), net finance (income) expense, depreciation and amortization, loss on disposal of assets (if applicable), share-based compensation, foreign exchange gains and losses, and transaction related expenses.

The following table reconciles Adjusted EBITDA to net loss for the periods indicated:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Net loss	(7,190)	(3,498)	(12,834)	(2,755)
Finance expense (income)(1)	76	42	74	(41)
Depreciation and amortization(2)	489	254	963	492
Income tax expense	793	233	836	309
Share-based compensation(3)	539	435	917	805
Other income(4)	(22)	(19)	(43)	(38)
Foreign exchange loss (gain)(5)	3,189	1,667	5,140	(2,047)
Acquisition related compensation(6)	102	—	204	—
Transaction related expenses(7)	13	—	259	—
Adjusted EBITDA	(2,011)	(886)	(4,484)	(3,275)

Notes:

(1)Finance expense (income) for the three and six months ended June 30, 2021 and 2020 is primarily related to interest income earned on the net proceeds from the IPOs as the funds are held within short-term investments in highly liquid marketable securities which is offset by interest expenses incurred on the credit facility, lease obligations and contingent consideration.

(2)Depreciation and amortization expense is primarily related to depreciation expense on right-of-use assets (“ROU assets”), property and equipment and acquired intangible assets.

(3)These expenses represent non-cash expenditures recognized in connection with the issuance of share-based compensation to our employees and directors.

(4)Other income is primarily comprised of rental income from subleasing office space.

(5)These non-cash gains and losses relate to foreign exchange loss (gain).

(6)These costs represent acquisition related retention incentives associated with the achievement of both yearly performance milestones and continued employment for one employee of the acquiree.

(7)These expenses relate to professional, legal, consulting, accounting and other fees relating to the Nasdaq IPO in December 2020 that would otherwise have not been incurred and are not considered an expense indicative of continuing operations.

Free Cash Flow

Free Cash Flow is defined as cash (used in) from operating activities less additions to property and equipment and intangible assets. The following table reconciles our cash flow used in operating activities to Free Cash Flow:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Cash flow (used in) from operating activities	(631)	198	(2,814)	(2,346)
Additions to property and equipment	(200)	(233)	(371)	(396)
Free Cash Flow	(831)	(35)	(3,185)	(2,742)

Summary of Factors Affecting Our Performance

We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below and in the “Risk Factors” section of the Annual Information Form dated March 10, 2021.

Market adoption of our SaaS platform

We intend to continue to drive adoption of our SaaS platform by scaling our solutions to meet the needs of both new and existing customers. We believe that there is significant potential to increase penetration of our total addressable market and attract new customers. We plan to do this by further developing our products and services as well as continuing to invest in marketing strategies tailored to attract new businesses to our platform, both in our existing geographies and new markets around the world. We plan to continue to invest in our platform to expand our customer base and drive market adoption. The success of our operations may fluctuate as we make these investments.

Up-selling with existing customers

Our existing customers represent a significant opportunity to up-sell additional functionality with limited incremental sales and marketing expense. We plan to continually invest in product development and sales and marketing to add additional solutions to our platform as well as increase the usage and awareness of our platform. Our future revenue growth and our ability to achieve and maintain profitability is dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our platform.

Scaling our sales and marketing team

Our ability to achieve significant growth in future revenue will largely depend upon the effectiveness of our sales and marketing efforts. The majority of our sales and marketing efforts are accomplished in-house and we believe the strength of our sales and marketing team is critical to our success. We have invested, and intend to continue to invest meaningfully, in the expansion of our sales force and consequently, we anticipate that our headcount will continue to increase as a result of these investments.

Foreign currency

The Company’s functional currency is Canadian dollars, the functional currency for our subsidiaries is the local currency of the country the foreign operation is located in and our presentation currency is the U.S. dollar. Our results of operations are converted from our functional currency to U.S. dollars using the average foreign exchange rates for each period presented. As a result, our results of operations will be adversely impacted by a decrease in the value of the U.S. dollar relative to the Euro and Canadian dollar. See “Risk Factors” section of our Annual Information Form dated March 10, 2021 for a discussion on exchange rate fluctuations and their potential negative effect on our results of operations.

Natural disasters, public health crises, political crises, or other catastrophic events

Natural disasters, such as earthquakes, hurricanes, tornadoes, floods, and other adverse weather and climate conditions; unforeseen public health crises such as the recent global outbreak of COVID-19, and other pandemics and epidemics; political crises, such as terrorist attacks, war, and other political instability; or other catastrophic events, could disrupt our operations in any of our offices or the operations of one or more of our third-party providers and vendors. To the extent any of these events occur, our business and results of operations could be adversely affected. For example, the outbreak of COVID-19 in early 2020 may adversely affect our employees and customers. However, the impact of COVID-19, with its combined health toll and sharp decline in global economic output, is unprecedented in modern history and the full extent of the impact will depend on future developments. These developments are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning its severity, its duration and actions by government authorities to contain the outbreak or manage its impact. In response to the pandemic, we have modified our business practices with a focus on the health and well-being of our workforce both in Europe and North America which is now working remotely where required by local law or regulation and has been, depending on personal preferences and circumstances, provided with the flexibility to continue working remotely when such laws or regulations are lifted. The extent of the impact of COVID-19 and measures taken to contain the virus on our results of operations and overall financial performance remains uncertain.

Key Components of Results of Operations

Docebo has always been operated and managed as a single economic entity, notwithstanding the fact that it has operations in several different countries. There is one management team that directs the activities of all aspects of the Company and it is managed globally through global department heads. As a result, we believe that we have one operating segment, being the consolidated company. Over time, this may change as the Company grows and when this occurs we will reflect the change in our reporting practice.

Revenue

We generate revenue from the following two primary sources:

•Recurring Subscriptions to Our Learning Platform and Related Products. Our customers enter into agreements that provide for recurring subscription fees. The majority of the customer agreements currently being entered into have a term of one to three years and are non-cancellable or cancellable with penalty. We recognize revenue from our OEM partnerships based on the monthly royalty payments earned on the basis of our contractual arrangement. Subscription revenue per contract will vary depending upon the particular products that each customer subscribes for, the number and type of learners intended to utilize the platform and the term of the agreement. Subscription revenue is typically recognized evenly over the enforceable term of a contract, commencing on the in-service date.

•Professional Services. Our clients generally require support in implementing our product and training their learners. This support can include system integration, application integration, learner training and any required process-change analysis. Normally, these services are purchased at the same time as the original customer agreement is completed and while they are usually delivered during the 60-120 days immediately following the effective date of the customer agreement, timing can vary. As a result, unlike the recognition of recurring subscription revenue, the recognition of professional service revenue can be recorded unevenly from period to period. When customer agreements are renewed, there is not typically a need for additional professional services so as overall revenue increases over time, the percentage of revenue that is generated from professional services will decrease. Revenues derived from professional services are recognized over the term that the service is provided.

Our agreements generally do not contain any cancellation or refund provisions without penalty, other than in the case of our default.

Cost of Revenue

Cost of revenue is comprised of costs related to hosting our learning platform and related products, the delivery of professional services, and customer support. Significant expenses included in cost of revenue include employee wages and benefits expenses, web hosting fees, software and partner fees and excludes share-based compensation, and depreciation and amortization.

Operating Expenses

Our primary operating expenses are as follows:

•General and Administrative. General and administrative expenses are comprised primarily of employee salaries and benefits expenses for our administrative, finance, legal, and human resources teams, insurance including directors and officers liability insurance, software, travel and general office and administrative expenses, consulting and professional fees and credit impairment losses. As a result of COVID-19, we have seen a significant reduction in travel and entertainment expenses since the onset of the pandemic. While we expect such reduction to be temporary, we do not anticipate the travel and entertainment expenses spend to return to pre-COVID-19 levels.

•Sales and Marketing. Sales and marketing expenses are comprised primarily of employee salaries and benefits related to our sales and marketing teams, amortization of contract acquisition costs, software, travel and advertising and marketing events. To implement our growth strategy, we intend to continue to grow our sales and marketing teams. While these expenses may fluctuate from year to year as the Company continues to grow, we expect sales and marketing expenses to increase consistent with our overall growth.

•Research and Development. Research and development expenses are comprised primarily of employee salaries and benefits related to our research and development team (net of tax credits), consulting and professional fees, software, travel and web hosting fees. Our research and development team is focused on both continuous improvement in our existing learning platform, as well as developing new product modules and features. In the immediate future, as Docebo’s growth continues, we expect our research and development costs to increase proportionately, however, over time we believe it is reasonable to expect that they would decline as a percentage of revenue.

•Share-based Compensation. Share-based compensation expenses are comprised of the value of stock options granted to employees expensed over the vesting period of the options and the deferred share units (“DSUs”). In addition, the Company’s Board of Directors may fix, from time to time, a portion of the total compensation (including an annual retainer) paid by the Company to a director in a calendar year for service on the Board (the “Director Fees”) and directors may elect to receive a portion of their total compensation (including cash retainer) in the form of DSUs.

•Foreign Exchange (Gain)/Loss. Foreign exchange (gain)/loss primarily relates to translation of monetary assets and liabilities denominated in foreign currencies being translated into functional currencies at the foreign exchange rate applicable at the end of each period.

•Depreciation and Amortization. Depreciation and amortization expense primarily relates to depreciation on property and equipment and amortization of ROU assets and intangible assets. Property and equipment are comprised of furniture and office equipment, leasehold improvements and land and building. ROU assets are comprised of capitalized leases. Intangible assets are comprised of acquired intangible assets.

Other Expenses

~~•~~Finance Expense (Income). These costs include interest on contingent consideration, interest on credit facility, interest on lease obligations, interest income and bank fees.

•Other Income. Other income is primarily comprised of rental income from subleasing office space.

Results of Operations

The following table outlines our consolidated statements of loss and comprehensive loss for the periods indicated:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Revenue	25,631	14,535	47,373	28,065
Cost of revenue	5,152	2,848	9,016	5,681
Gross profit	20,479	11,687	38,357	22,384

Operating expenses
General and administrative	6,924	3,392	14,361	7,685
Sales and marketing	10,447	5,878	19,566	11,763
Research and development	5,234	3,303	9,377	6,211
Share-based compensation	539	435	917	805
Foreign exchange loss (gain)	3,189	1,667	5,140	(2,047)
Depreciation and amortization	489	254	963	492
	26,822	14,929	50,324	24,909

Operating loss	(6,343)	(3,242)	(11,967)	(2,525)

Finance expense (income)	76	42	74	(41)
Other income	(22)	(19)	(43)	(38)
Loss before income taxes	(6,397)	(3,265)	(11,998)	(2,446)

Income tax expense	793	233	836	309

Net loss for the period	(7,190)	(3,498)	(12,834)	(2,755)

Other comprehensive (income) loss
Item that may be reclassified subsequently to income:
Exchange (gain) loss on translation of foreign operations	(3,152)	(1,424)	(5,266)	1,918

Comprehensive loss	(4,038)	(2,074)	(7,568)	(4,673)

Loss per share - basic and diluted	(0.22)	(0.12)	(0.39)	(0.10)
Weighted average number of common shares outstanding - basic and diluted	32,811,687	28,546,696	32,796,468	28,538,588

Review of Operations for the three and six months ended June 30, 2021

Revenue

	Three months ended June 30,				Six months ended June 30,
	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%
Subscription Revenue	23,644	13,400	10,244	76%	43,419	25,598	17,821	70%
Professional Services	1,987	1,135	852	75%	3,954	2,467	1,487	60%
Total Revenue	25,631	14,535	11,096	76%	47,373	28,065	19,308	69%

Revenue increased from $14.5 million to $25.6 million or 76% for the three months ended June 30, 2021 as compared to the equivalent period in the prior year. For the six months ended June 30, 2021 and 2020 revenues were $47.4 million and $28.1 million, respectively, an increase of $19.3 million or 69%. Revenue for the second quarter included a $1.1 million one-time cumulative catch up of revenue related to a customer contract that previously did not meet all requirements for revenue recognition; excluding this amount, total revenue for the quarter was $24.5 million, an increase of 69% from the comparative period in the prior year. The significant revenue increase in the current periods was primarily attributable to revenue from new customers, as well as up-selling to existing customers, as the number of customers rose from 1,923 as at June 30, 2020 to 2,485 as at June 30, 2021 and the average contract value per customer increased from approximately $30 as at June 30, 2020 to approximately $38 as at June 30, 2021. Average contract value is calculated as total Annual Recurring Revenue divided by the number of active customers. All references to the number of customers or companies we serve is based on contracted customers, including underlying OEM customers.

Subscription revenue increased from $13.4 million to $23.6 million or 76% in the second quarter of 2021 as compared to the same quarter in 2020 and from $25.6 million to $43.4 million or 70% for the six months ended June 30, 2021 as compared to the same period in the prior year. Revenues from professional services increased by $0.9 million or 75% in the second quarter of 2021 as compared to the same quarter in 2020 and increased by $1.5 million or 60% for the six months ended June 30, 2021 as compared to the same period in the prior year.

Cost of Revenue

	Three months ended June 30,				Six months ended June 30,
	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%
Cost of revenue	5,152	2,848	2,304	81%	9,016	5,681	3,335	59%
Percentage of total revenue	20.1%	19.6%			19.0%	20.2%

Cost of revenue increased from $2.8 million to $5.2 million or 81% for the three months ended June 30, 2021 as compared to the equivalent period in the prior year and increased by $3.3 million to $9.0 million or 59% for the six months ended June 30, 2021 as compared to the equivalent period in the prior year. The period over period increases in cost of revenue were primarily due to higher costs of implementation associated with the increased new contract volume, increased headcount to support the Company’s growth, as well as increases in partner and hosting fees. Included in cost of revenue are web hosting fees that include a base amount per customer plus fees that are directly related to utilization of the platform.

Gross Profit

	Three months ended June 30,				Six months ended June 30,
	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%
Gross profit	20,479	11,687	8,792	75%	38,357	22,384	15,973	71%
Percentage of total revenue	79.9%	80.4%			81.0%	79.8%

Gross profit, being revenue less cost of revenues, increased from $11.7 million to $20.5 million and remained essentially flat at 79.9% of revenue for the three months ended June 30, 2021 when compared to 80.4% of revenue for the three months ended June 30, 2020. For the six months ended June 30, 2021, gross profit increased from $22.4 million to $38.4 million and improved from 79.8% to 81.0% as compared to the prior year’s equivalent six month comparative period. As we continue to grow our revenues, we anticipate that we will continue to realize an improved gross profit margin, but the incremental benefits will reduce over time.

Operating Expenses

	Three months ended June 30,				Six months ended June 30,
	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%
General and administrative	6,924	3,392	3,532	104%	14,361	7,685	6,676	87%
Sales and marketing	10,447	5,878	4,569	78%	19,566	11,763	7,803	66%
Research and development	5,234	3,303	1,931	58%	9,377	6,211	3,166	51%
Share-based compensation	539	435	104	24%	917	805	112	14%
Foreign exchange loss (gain)	3,189	1,667	1,522	91%	5,140	(2,047)	7,187	(351)%
Depreciation and amortization	489	254	235	93%	963	492	471	96%
Total operating expenses	26,822	14,929	11,893	80%	50,324	24,909	25,415	102%

General and Administrative Expenses

	Three months ended June 30,				Six months ended June 30,
	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%
General and administrative	6,924	3,392	3,532	104%	14,361	7,685	6,676	87%
Percentage of total revenue	27.0%	23.3%			30.3%	27.4%

General and administrative expenses increased from $3.4 million to $6.9 million or 104% for the three months ended June 30, 2021 as compared to the equivalent period in the prior year and increased from $7.7 million to $14.4 million or 87% for the six months ended June 30, 2021 as compared to the equivalent period in the prior year. The increase is a result of higher salaries, benefits, and recruitment fees from an increase in personnel required to support the Company’s growing operations as well as increased costs of compliance associated with being a public company. This included increased accounting, legal and insurance expenses, such as Directors and Officers liability premiums which increased as a result of the NASDAQ IPO. Our general and administrative expenses as a percentage of total revenue increased from 23.3% to 27.0% for the three months ended June 30, 2020 and June 30, 2021, respectively, and increased from 27.4% to 30.3% for the six months ended June 30, 2021 and six months ended June 30, 2020, respectively.

Sales and Marketing Expenses

	Three months ended June 30,				Six months ended June 30,
	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%
Sales and marketing	10,447	5,878	4,569	78%	19,566	11,763	7,803	66%
Percentage of total revenue	40.8%	40.4%			41.3%	41.9%

Sales and marketing expenses increased from $5.9 million to $10.4 million or 78% for the three months ended June 30, 2021 as compared to the equivalent period in the prior year and increased from $11.8 million to $19.6 million or 66% for the six months ended June 30, 2021 as compared to the equivalent period in the prior year. The increase was due to the Company’s continued focus on growing its subscription revenue in multiple jurisdictions resulting in an increase in headcount and related employee salaries and wages as well as an increase in marketing and advertising related spend. The growth in headcount is required to support our sales expansion in new markets, as well as servicing the growing customer base. We will continue to add staff in this area and incrementally invest in advertising and marketing events for so long as we can efficiently increase our revenue base. Our sales and marketing expenses as a percentage of total revenue increased from 40.4% to 40.8% for the three months ended June 30, 2020 and June 30, 2021, respectively, and decreased from 41.9% to 41.3% for the six months ended June 30, 2020 and six months ended June 30, 2021, respectively.

Our sales and marketing expenses as a percentage of total revenue will fluctuate quarterly within any given year based on the timing of advertising and marketing events; therefore, expressing sales and marketing expenses as a percentage of total revenue for any given quarter is not necessarily indicative of annual results. As we grow, these fluctuations in sales and marketing expenses as a percentage of total revenue which are attributable to the fluctuations in the timing of advertising and marketing events will moderate. Our medium to long-term expectation for sales and marketing expense as a percentage of total revenue is to be in the 35% to 40% range.

Research and Development Expenses

	Three months ended June 30,				Six months ended June 30,
	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%
Research and development	5,234	3,303	1,931	58%	9,377	6,211	3,166	51%
Percentage of total revenue	20.4%	22.7%			19.8%	22.1%

Research and development expenses increased from $3.3 million to $5.2 million or 58% for the three months ended June 30, 2021 as compared to the equivalent period in the prior year and increased from $6.2 million to $9.4 million or 51% for the six months ended June 30, 2021 as compared to the equivalent period in the prior year. The increase in the current year periods was due to the Company’s continued focus on maintaining and improving its platform and developing related new products. The majority of the increase in costs relates to headcount growth resulting in higher salaries and benefits. On an absolute basis, research and development expenses will continue to grow as the Company maintains its efforts to keep its product at the leading edge of learning technology but will decrease as a percentage of revenue over time. Our research and development expenses as a percentage of total revenue decreased from 22.7% to 20.4% for the three months ended June 30, 2020 and June 30, 2021, respectively, and decreased from 22.1% to 19.8% for the six months ended June 30, 2020 and six months ended June 30, 2021, respectively.

Share-Based Compensation

	Three months ended June 30,				Six months ended June 30,
	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%
Share-based compensation	539	435	104	24%	917	805	112	14%
Percentage of total revenue	2.1%	3.0%			1.9%	2.9%

Share-based compensation expense increased from $435 to $539 or 24% for the three months ended June 30, 2021 as compared to the equivalent period in the prior year and increased from $805 to $917 or 14% for the six months ended June 30, 2021 as compared to the equivalent period in the prior year. The increase is primarily due to additional stock options granted in the first two quarters along with quarterly DSU expenses.

Foreign Exchange Loss (Gain)

	Three months ended June 30,				Six months ended June 30,
	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%
Foreign exchange loss (gain)	3,189	1,667	1,522	91%	5,140	(2,047)	7,187	(351)%
Percentage of total revenue	12.4%	11.5%			10.9%	(7.3)%

Foreign exchange loss (gain) primarily relates to translation of monetary assets and liabilities denominated in foreign currencies being translated into functional currencies at the foreign exchange rate applicable at the end of each period. The Company invested the proceeds from the TSX IPO (October 8, 2019), the bought deal offering completed on August 27, 2020 (the “Bought Deal”) and the Nasdaq IPO (December 7, 2020) in short-term investments denominated in United States dollars. As a result of the weakening of the United States dollar in comparison to the Canadian dollar, the Company’s functional currency, an unrealized foreign exchange loss was recorded for the three and six months ended June 30, 2021 which represents substantially all of the movement during the periods.

Depreciation and Amortization

	Three months ended June 30,				Six months ended June 30,
	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%
Depreciation and amortization	489	254	235	93%	963	492	471	96%
Percentage of total revenue	1.9%	1.7%			2.0%	1.8%

Depreciation and amortization expense increased from $254 to $489 or 93% for the three months ended June 30, 2021 as compared to the equivalent period in the prior year and increased from $492 to $963 or 96% for the six months ended June 30, 2021 as compared to the equivalent period in the prior year. The increase in depreciation and amortization expense is primarily due to the purchase of furniture and fixtures and office lease extensions as a result of the continued growth of the Company’s personnel.

Non-operating Items

	Three months ended June 30,				Six months ended June 30,
	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%
Finance expense (income)	76	42	34	81%	74	(41)	115	(280)%
Other income	(22)	(19)	(3)	16%	(43)	(38)	(5)	13%

Finance Expense (Income)

Finance expense (income) increased from $42 to $76 for the three months ended June 30, 2021 as compared to the equivalent period in the prior year. The increase is attributed to the acceleration of unamortized costs in connection with the termination of the Credit Facility along with interest on lease obligations in congruence with IFRS 16 and contingent consideration. These expenses are offset by interest income earned on the proceeds from the IPOs which have been placed in cash and cash equivalents that include short-term investments in highly liquid marketable securities, having a term to maturity of three months or less, and earning interest income.

Other Income

Other income is primarily comprised of rental income from subleasing office space and has remained relatively consistent period over period.

Key Statement of Financial Position Information

	June 30, 2021	December 31, 2020	Change	Change
	$	$	$	%
Cash and cash equivalents	216,311	219,658	(3,347)	(2)%
Total assets	257,393	254,244	3,149	1%
Total long-term liabilities	7,770	8,211	(441)	(5)%
Total liabilities	63,554	53,938	9,616	18%

Total Assets

June 30, 2021 compared to December 31, 2020

Total assets increased $3.1 million from December 31, 2020 to June 30, 2021. The main drivers of the increase was trade and other receivables and prepaids and deposits, increasing $1.9 million and $4.3 million, respectively. The growth in revenue resulted in an increase in trade and other receivables while the prepayment of Directors and Officers liability premiums resulted in an increased prepaids and deposits balance. These increases were offset by a reduction in cash and cash equivalents of $3.3 million used to support operating activities.

Total Liabilities

June 30, 2021 compared to December 31, 2020

Total liabilities increased $9.6 million or 18% from December 31, 2020 to June 30, 2021. The majority of the increase was due to deferred revenue increasing $5.7 million reflecting a corresponding growth in revenue and a $3.9 million increase in trade payables due to increased expenses incurred to support the Company’s growth.

Quarterly Results of Operations

The following table sets forth selected unaudited quarterly statements of operations data for each of the eight quarters ending September 30, 2019 to ending June 30, 2021. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements for the year ended December 31, 2020 and the unaudited condensed consolidated interim financial statements for the period ended June 30, 2021. This data should be read in conjunction with our audited annual financial statements for the year ended December 31, 2020 and the unaudited condensed consolidated interim financial statements for the period ended June 30, 2021. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three months ended
(In thousands of US dollars, except per share data)	Q2 2021	Q1 2021[1]	Q4 2020[1]	Q3 2020[1]	Q2 2020[1]	Q1 2020[1]	Q4 2019	Q3 2019
	$	$	$	$	$	$	$	$
Revenue	25,631	21,742	18,756	16,096	14,535	13,530	12,298	10,586
Net (loss) income before income taxes	(6,397)	(5,601)	(4,521)	(713)	(3,265)	819	(3,139)	(3,293)
Net (loss) income attributable to equity owners of the Company	(7,190)	(5,644)	(4,103)	(1,158)	(3,498)	743	(3,299)	(3,742)
(Loss) income per share - basic	(0.22)	(0.17)	(0.12)	(0.04)	(0.12)	0.03	(0.12)	(0.16)
(Loss) income per share - diluted	(0.22)	(0.17)	(0.12)	(0.04)	(0.12)	0.03	(0.12)	(0.16)

1 In March 2021, the International Financial Reporting Interpretations Committee (“IFRIC”) finalized an agenda decision which clarified the customer’s accounting for configuration and customization in a cloud computing arrangement. As a result of this decision, in Q1 2021, the Company changed its accounting policy for costs incurred for cloud computing arrangements with retrospective application. As a result of the change, intangible assets of $362 were derecognized with a corresponding increase to deficit as of December 31, 2020. There was no impact to operating expenses or net loss for the first three quarters of fiscal 2020 as a result of this change. The impact of the change for the three months ended December 31, 2020 was an increase to research and development costs of $384 and a decrease in depreciation and amortization expense of $22. The impact on net loss for the three months ended December 31, 2020 was $362.

Revenue

Our total quarterly revenue increased sequentially for all periods presented due primarily to increased sales to existing and new customers. The increase in total revenue was due to increases in both subscription revenues and professional services revenue. We cannot provide assurance that this pattern of sequential growth in revenue will continue.

Net (Loss) Income

Net loss in the second quarter of 2021 is higher primarily due to the Company’s continued focus on growing its subscription revenue in multiple jurisdictions resulting in an increase in headcount and related employee salaries and benefits. In addition, the Company incurred higher costs related to operating as a dual-listed public company and had significant movements in unrealized foreign exchange gain/loss as the Company holds the proceeds raised from the TSX IPO, Bought Deal and Nasdaq IPO in US dollars.

Liquidity, Capital Resources and Financing

Overview

The general objectives of our capital management strategy are to preserve our capacity to continue operating, provide benefits to our stakeholders and provide an adequate return on investment to our shareholders by selling our platform and services at a price that is commensurate with the level of operating risk we assume. We thus determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.

Working Capital

Our primary source of cash flow is revenue from operations and equity capital raises totaling $225.4 million including net proceeds from the IPOs and the Bought Deal. Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they become due. We do so by monitoring cash flow and performing budget-to-actual analysis on a regular basis.

Working capital surplus as at June 30, 2021 was $187.2 million.

Our principal cash requirements are for working capital. Given our existing cash and cash equivalents, along with net proceeds obtained from our capital raises as described above, we believe there is sufficient liquidity to meet our current and short-term growth requirements in addition to our long-term strategic objectives, and as a result we terminated our previous credit facility with the Toronto-Dominion Bank on June 1, 2021.

Bought Deal Offering

On August 27, 2020, the Company completed a new issue and secondary offering on a bought deal basis of its common shares through the issuance of new shares and a secondary sale of shares by certain shareholders. The Bought Deal offering consisted of an aggregate of 1,725,000 common shares, including the exercise in full by the underwriters of their overallotment option to purchase 225,000 common shares. A total of 500,000 common shares were issued from treasury for gross consideration of $19 million (C$25 million) for the Company, with share issuance costs for the Company amounting to $0.9 million (C$1.2 million). A total of 1,225,000 common shares were sold by the selling shareholders for gross consideration of $46.6 million (C$61.25 million), with the underwriting fees relating to their shares being paid by the selling shareholders.

Base Shelf Prospectus

On October 22, 2020, the Company filed a short form base shelf prospectus with securities regulatory authorities in each of the provinces and territories of Canada to allow us and certain of our shareholders to qualify the distribution by way of prospectus in Canada of up to C$750 million of common shares, preferred shares, debt securities, subscription receipts, warrants, units, or any combination thereof, during the 25-month period that the base shelf prospectus is effective.

Nasdaq IPO

On December 7, 2020, the Company completed a U.S. initial public offering and listing on the Nasdaq and issued a total of 3,450,000 common shares for total gross consideration of $165.6 million including 450,000 common shares issued upon the exercise of the underwriters’ over-allotment option which accounted for total gross consideration of $21.6 million. Share issuance costs amounted to $10.7 million.

Cash Flows

The following table presents cash and cash equivalents as at June 30, 2021 and 2020, and cash flows from operating, investing, and financing activities for the six months ended June 30:

	2021	2020
	$	$
Cash and cash equivalents	216,310	43,041
Net cash provided by (used in):
Operating activities	(2,814)	(2,346)
Investing activities	(371)	(396)
Financing activities	(249)	(405)
Effect of foreign exchange on cash and cash equivalents	86	(90)
Net increase in cash and cash equivalents	(3,348)	(3,237)

Cash Flows Used in Operating Activities

Cash flows used in operating activities for the six months ended June 30, 2021 were $(2.8) million compared to $(2.3) million for the six months ended June 30, 2020. The increase in cash used in operating activities was driven by an increase in non-cash working capital along with a higher net loss for the two quarters ended June 30, 2021 compared to the same period in the prior year. The increase in non-cash working capital items was primarily the result of an increase in prepaids and deposits, trade and other payables, and deferred revenue, offset by an increase in trade and other receivables. Trade and other receivables and deferred revenue movements are a result of revenue growth during the first two quarters of 2021. Prepaids and deposits increased due to the prepayment of Directors and Officers liability premiums while trade and other payables increased as a result of increased expenses incurred to support the Company’s growth.

Cash Flows Used in Investing Activities

Cash flows used in investing activities for the six months ended June 30, 2021 were $(0.4) million compared to $(0.4) million for the six months ended June 30, 2020. Cash outflows for investing activities remained relatively consistent period over period.

Cash Flows Used in Financing Activities

Cash flows used in financing activities for the six months ended June 30, 2021 were $(0.2) million compared to $(0.4) million for the six months ended June 30, 2020. The decrease was due to higher proceeds from stock options exercised and interest income earned offset by repayments on lease obligations.

Credit Facility

On July 25, 2019, the Company secured the Credit Facility from Toronto-Dominion Bank (the “Lender”), which provided for the availability of up to $15 million (the “Commitment”).

On June 1, 2021, the Company terminated the Credit Facility and repaid all accrued and unpaid interest. The acceleration of unamortized costs was included in finance expense (income) in the statement of loss. Prior to termination, the balance drawn on the facility was nil.

Use of Proceeds from the Nasdaq IPO and the Bought Deal Offering

As a result of the completed Bought Deal on August 27, 2020, the Company raised net proceeds of $18.1 million. These proceeds have been placed in cash and cash equivalents that include short-term investments in highly liquid marketable securities, having a term to maturity of three months or less. The Company’s use of proceeds from the bought deal offering has not changed from the disclosure set forth in the “Use of Proceeds” section of our short form prospectus dated August 24, 2020 to the date of this MD&A.

Additionally, as a result of the completed Nasdaq IPO on December 7, 2020, the Company raised net proceeds of $154.9 million. These proceeds have been placed in cash and cash equivalents that include short-term investments in highly liquid marketable securities, having a term to maturity of three months or less. The Company’s use of proceeds from the bought deal offering has not changed from the disclosure set forth in the “Use of Proceeds” section of our prospectus supplement dated December 2, 2020 to the short form base shelf prospectus dated October 2, 2020 to the date of this MD&A.

Off-Balance Sheet Arrangements

We have not entered into off-balance sheet arrangements. Except for operating leases not recognized as ROU assets under IFRS 16, all of our liabilities and commitments are reflected as part of our statement of financial position. From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations.

Related Party Transactions

We have no related party transactions, other than those noted in Note 17 in our unaudited condensed consolidated interim financial statements.

Financial Instruments and Other Instruments

Credit Risk

Generally, the carrying amount in our consolidated statement of financial position exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.

Our credit risk is primarily attributable to our cash and cash equivalents and trade and other receivables. We do not require guarantees from our customers. Credit risk with respect to cash and cash equivalents is managed by maintaining balances only with high credit quality financial institutions.

Due to our diverse customer base, there is no particular concentration of credit risk related to our trade and other receivables. Moreover, balances for trade and other receivables are managed and analyzed on an ongoing basis to ensure allowances for doubtful accounts are established and maintained at an appropriate amount.

We estimate anticipated losses from doubtful accounts based upon the expected collectability of all trade and other receivables, which estimate takes into account the number of days past due, collection history, identification of specific customer exposure and current economic trends. An impairment loss on trade and other receivables is calculated as the difference between the carrying amount and the present value of the estimated future cash flow. Impairment losses are charged to general and administrative expense in the consolidated statements of (loss) income and comprehensive loss. Receivables for which an impairment provision was recognized are written off against the corresponding provision when they are deemed uncollectible. Starting January 1, 2018, impairment losses for trade and other receivables have been calculated based on the expected credit losses model instead of historical collection evidence as under the previous standards. Potential effects from COVID-19 on the Company’s credit risk have been considered and have resulted in increases to its allowances for expected credit losses on customer balances. The Company continues its assessment given the fluidity of COVID-19’s global impact.

The maximum exposure to credit risk at the date hereof is the carrying value of each class of receivables mentioned above. We do not hold any collateral as security.

Foreign Currency Exchange Risk

We are exposed to currency risk due to financial instruments denominated in foreign currencies. The Company’s primary exposure with respect to foreign currencies is from U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and borrowings in entities whose functional currency is other than U.S. dollars.

We have not entered into arrangements to hedge our exposure to currency risk.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We review these estimates on an ongoing basis based on management’s best knowledge of current events and actions that we may undertake in the future. Actual results could differ from these estimates. Areas requiring the most significant estimates and judgments are outlined below. Management has determined that we operate in a single operating and reportable segment.

Revenue Recognition

The Company derives its revenues from two main sources: Subscription and professional services revenue, which includes services such as initial project management and training and integration. Professional services do not include significant customization to, or development of, the software.

Revenue is recognized by applying the following steps:

•identify the contract with a customer;

•identify the performance obligations in the contract;

•determine the transaction price;

•allocate the transaction price; and

•recognize revenue when, or as, the Company satisfies a performance obligation.

The Company recognizes revenue upon transfer of control of products or services to customers at an amount that reflects the consideration the Company expects to receive in exchange for the products or services transferred. The Company’s contracts with customers often include multiple products and services. The Company evaluates these arrangements to determine the appropriate unit(s) of accounting (performance obligation(s)) for revenue recognition purposes based on whether the product or service is distinct from some or all of the other products or services in the arrangement. A product or service is distinct if the customer can benefit from it on its own or together with other readily available resources and the Company’s promise to transfer the good or service is separately identifiable from other promises in the contractual arrangement with the customer. Non-distinct products and services are combined with other goods or services until they are distinct as a bundle and therefore form a single performance obligation. Subscription revenue and professional services are generally capable of being distinct for the Company and are accounted for as separate performance obligations.

The total consideration for the arrangement is allocated to the separate performance obligations based on their relative standalone selling price and revenue is recognized for each performance obligation when the requirements for revenue recognition have been met.

Subscription revenue related to the provision of SaaS, including OEM contracts, is recognized ratably over the contract term as the service is delivered. The contract term begins when access to the SaaS is made available to the customer. The Company applies the time elapsed method to measure progress towards complete satisfaction of subscription revenue performance obligations. The time elapsed provides a faithful depiction of the Company’s performance towards complete satisfaction of its performance obligations as a customer simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs on a daily basis.

Professional services revenue is recognized over time as services are performed based on the proportion performed to date relative to the total expected services to be performed, which is normally over the first few months of a contract with progress being measured over the implementation and training period.

The timing of revenue recognition and the contractual payment schedules often differ, resulting in contractual payments being billed before contractual products or services are delivered. Generally, the payment terms are between 30 to 60 days from the date of invoice. The amounts that are billed, but not earned, are recognized as deferred revenue. When products or services have been transferred to customers and revenue has been recognized, but not billed, the Company recognizes and includes these amounts as unbilled trade receivables.

The Company has elected to apply the practical expedient to not adjust the total consideration over the contract term for the effect of a financing component if the period between the transfer of services to the customer and the customer’s payment for these services is expected to be one year or less.

Business Combinations and Impairment of Non-Financial Assets

Business combinations are accounted for using the acquisition method. In applying the acquisition method, the Company separately measures at their acquisition-date fair values, the identifiable assets acquired, the liabilities assumed, goodwill acquired and any non-controlling interest in the acquired entity. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement that does not require continued employment services. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

Acquisition costs in connection with a business combination are expensed as incurred.

Goodwill is measured as the excess of the fair value of the consideration transferred, less any non-controlling interest in the entity being acquired at the proportionate share of the recognized net identifiable assets acquired. Goodwill acquired through a business combination is allocated to each cash-generating unit (“CGU”) or group of CGUs that are expected to benefit from the related business combination. A group of CGUs represents the lowest level within the entity at which the goodwill is monitored for internal management purposes, which is not higher than an operating segment. Goodwill is tested for impairment annually or more frequently if certain indicators arise that indicate they are impaired.

Whenever property and equipment and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

Share-based Payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the share-based payment, volatility and dividend yield.

Outstanding Share Information

We are currently authorized to issue an unlimited number of common shares. As of the date hereof, 32,724,286 common shares, 1,583,883 stock options and 59,058 DSUs are issued and outstanding.

Foreign Currency Exchange (“FX”) Rates

Although our functional currency is the Canadian dollar, we have elected to report our financial results in U.S. dollars to improve the comparability of our financial results with our peers. Reporting our financial results in U.S. dollars also reduces the impact of foreign currency exchange fluctuations in the Company’s reported amounts, as our transactions denominated in U.S. dollars are significantly larger than Canadian dollars or Euros.

Our consolidated financial position and operating results have been translated to U.S. dollars applying FX rates outlined in the table below. FX rates are expressed as the amount of U.S. dollars required to purchase one Canadian dollar. FX rates represent the daily closing rate published by Thomson Reuters.

Period	Consolidated Statement of Financial Position	Consolidated Statement of (Loss) Income and Comprehensive Loss
	Current Rate	Average Rate
Three months ended June 30, 2020	$0.7307	$0.7327
Three months ended June 30, 2021	$0.8059	$0.8163

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Management of the Company, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining disclosure controls and procedures (as defined under applicable Canadian securities laws and by the United States Securities and Exchange Commission (“SEC”) in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (“the Exchange Act”) for the Company to ensure that material information relating to the Company, including its consolidated subsidiaries, that is required to be made known to the Chief Executive Officer and Chief Financial Officer by others within the Company and disclosed by the Company in reports filed or submitted by it under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

The Registrant’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Registrant’s Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management determined that there were no material weaknesses in the Registrant’s internal control over financial reporting as of June 30, 2021.

There have been no changes to the Company’s internal controls over financial reporting during the quarter ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.